Final Pricing Sheet No. T101 (BAH 1285)

To the Underlying Supplement dated June 24, 2010,

Product Supplement No. T-I dated March 25, 2009,

Prospectus Supplement dated March 25, 2009 and

Prospectus dated March 25, 2009

Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 February 15, 2012

$1,000,000 Accelerated Return Securities due February 19, 2016 Linked to the S&P 500® Index

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Principal Amount:	USD 1,000,000
Underlying:	Underlying	Ticker	Initial Level	Knock-In Level
	S&P 500 Index	SPX <Index>	1343.2300	671.6150
Trade Date:	February 15, 2012
Issue Date:	Expected to be February 21, 2012
Valuation Date*:	February 16, 2016
Maturity Date*:	February 19, 2016
Offering Price:	$1,000 per security (100%)
Initial Level:	As set forth in the table above.
Final Level:	The closing level of the Underlying on the Valuation Date.
Redemption Amount:	An investor will be entitled to receive a Redemption Amount in cash at maturity that will equal the principal amount of the securities held multiplied by the sum of 1 plus the Underlying Return, calculated as set forth below. Any payment on the securities is subject to our ability to pay our obligations as they become due.
Upside Participation Rate:	136%
Underlying Return:

•         If the Final Level is greater than the Initial Level, the Underlying Return will be calculated as follows: Upside Participation Rate * [(Final Level – Initial Level) / Initial Level]

•     If the Final Level is less than the Initial Level and:

•         If a Knock-In event occurs, the Underlying Return will equal:

[(Final Level – Initial Level) / Initial Level]

•         a Knock-In Event does not occur, then the Underlying Return will equal zero.

Knock-In Level:	As set forth in the table above.
Knock-In Event:	A Knock-In Event occurs if the Final Level of the Underlying is less than the Knock-In Level.
Calculation Agent:	Credit Suisse International
Sales Concession:	2.00% or $20.00 per $1,000 security.
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	The securities will not be listed on any securities exchange.
CUSIP and ISIN:	22546TMW8 and US22546TMW89

* The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event and the Maturity Date is subject to postponement if such date is not a business day or if the Valuation Date is postponed, in each case as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying Supplement dated June 24, 2010, Product Supplement No. T-I dated March 25, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.